Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 1 DATED FEBRUARY 1, 2021
TO THE OFFERING CIRCULAR DATED JANUARY 4, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated January 4, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 5, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisitions

Fort King Controlled Subsidiary - Dade City, FL

On January 25, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Fort King Controlled Subsidiary”) for an initial purchase price of approximately $260,000, which is the initial stated value of our equity interest in the Fort King Controlled Subsidiary (the “Fort King Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC, acquired ownership of the remaining equity interest in the Fort King Controlled Subsidiary, for an initial purchase price of approximately $2,300,000 (the “Fort King Interval Fund Investment” and, together with the Fort King Growth VII eREIT Investment, the “Fort King Investment”). The Fort King Controlled Subsidiary used the proceeds to acquire ten (10) single family homes in the planned Fort King subdivision located in Dade City, FL. We anticipate that the Fort King Controlled Subsidiary, or one of our affiliates, will  purchase up to 132 (one hundred and thirty-two) homes in the Fort King subdivision (the “Fort King Property”) from the home builder as construction progresses and certificates of occupancy are secured. The initial Fort King Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Fort King Growth VII eREIT Investment and initial tranche of homes occurred concurrently.

The Fort King Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Fort King Growth VII eREIT Investment (the “Fort King Operative Agreements”), we have authority for the management of the Fort King Controlled Subsidiary, including the Fort King Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Fort King Investment, paid directly by the Fort King Controlled Subsidiary.

The total purchase price for the Fort King Property is anticipated to be approximately $33,348,000, an average of approximately $253,000 per home. The Fort King Property will be operated as an independent rental community, with no for-sale housing adjacent to the site. The home builder expects to deliver approximately 10 homes per month, with full delivery of the 132 homes by December 2021.

The Fort King Property will have a mix of unit types and floorplans, ranging from 1,200 square foot, 3 bedroom, 2 bath homes to 2,260 square foot, 4 bedroom, 2.5 bath homes. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Fort King Property.

The Tampa-St. Petersburg-Clearwater MSA is the economic anchor of Florida’s west central coast, with a diversified economy based on finance, retail, healthcare, insurance, international shipping, and tourism. The Tampa-St. Petersburg-Clearwater MSA is the 2nd largest in the State of Florida, behind Miami and ahead of Orlando. Since 2010, the area has grown 14.5% to approximately 3.3 million residents, an average annual rate of 1.5%.

The following table contains underwriting assumptions for the Fort King Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Fort King Property	7.5%	3.0%	2.5%	5.25%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Windmill Farms Controlled Subsidiary - Forney, TX

On January 26, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Windmill Farms Controlled Subsidiary”) for an initial purchase price of approximately $206,000, which is the initial stated value of our equity interest in the Windmill Farms Controlled Subsidiary (the “Windmill Farms Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC, acquired ownership of the remaining equity interest in the Windmill Farms Controlled Subsidiary, for an initial purchase price of approximately $1,856,000 (the “Windmill Farms Interval Fund Investment” and, together with the Windmill Farms Growth VII eREIT Investment, the “Windmill Farms Investment”). The Windmill Farms Controlled Subsidiary used the proceeds to acquire ten (10) single family homes in the planned Windmill Farms subdivision located in Forney, TX. We anticipate the Windmill Farms Controlled Subsidiary, or one of our affiliates, will purchase up to 102 (one hundred two) homes in the Windmill Farms subdivision (the “Windmill Farms Property”) from the home builder as construction progresses and certificates of occupancy are secured. The initial Windmill Farms Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Windmill Farms Growth VII eREIT Investment and initial tranche of homes occurred concurrently.

The Windmill Farms Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Windmill Farms Growth VII eREIT Investment (the “Windmill Farms Operative Agreements”), we have authority for the management of the Windmill Farms Controlled Subsidiary, including the Windmill Farms Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Windmill Farms Investment, paid directly by the Windmill Farms Controlled Subsidiary.

The total purchase price for the Windmill Farms Property is anticipated to be approximately $20,875,000, an average of approximately $205,000 per home. The Windmill Farms Property will be operated within a typical for-sale housing community. The home builder expects to deliver approximately 10 homes per month, with full delivery of the 102 homes by October 2021.

The Windmill Farms Property will have a mix of unit types and floorplans, ranging from 1,200 square foot, 3 bedroom, 2 bath homes to 2,260 square foot, 4 bedroom, 2.5 bath homes. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Windmill Farms Property.

Dallas serves as the anchor for the North Texas economy and houses the second highest number of Fortune 500 companies among U.S. MSA’s. It is one of the largest and fastest growing cities in the U.S. However, the economy does have above average exposure to cyclical industries, and a combination of new development and relatively affordable housing have placed pressure on occupancy levels throughout the market.

The following table contains underwriting assumptions for the Windmill Farms Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Windmill Farms Property	7.5%	3.0%	2.5%	5.25%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.